INVEST IN **FARM TO FLAME ENERGY**

Renewable on-site electricity at half the cost of diesel


Farm to Flame
Energy
Clean and affordable energy
from biomass waste

ftfenergy.com Pittsburgh PA

Technology | Hardware | B2B | Energy | Moonshots

LEAD INVESTOR

Bobby Zappala

The Richard King Mellon Foundation invested in Farm to Flame for a variety reasons rooted in the team, technology and its social impact focus. The operating team and advisors bring fantastic experience and expertise to bear. Moreover, the technology represents a renewable, circular solution to a problem that affects the lives of some of the most vulnerable communities and populations. In addition, Farm to Flame is committed to creating meaningful jobs in these same communities. We're excited about the future of Farm to Flame and encourage you to consider supporting their mission.

Invested $200,000 this round

Highlights

1. Smokeless-odorless generators provide electricity for commercial buildings using biomass waste
2. Raised $1.9M, including grants from Environmental Protection Agency and NJ Commission of Science
3. Breakthrough technology revolutionizing the $4.4T Global Power Market
4. Founding team are MIT, Syracuse and Carnegie-Mellon alum
5. Collaboration letter signed with Georgia-Pacific, who produces 10% of U.S. woody biomass electricity
6. Contract signed to deploy commercial unit to Think and Grow Farms Greenhouse in New Jersey

6. Contract signed to deploy commercial unit to Think and Grow Farms Greenhouse in New Jersey

7. Seed-round lead by social impact fund, the Richard King Mellon Foundation

Our Team



Kwaku Jyamfi Chief Executive Officer

Lead engineer, built FTF 30KW Generator. Won 5 entrepreneurship competitions. Awarded NJ CSIT Seed grant. Secured PPA contract for 30KW pilot deployment and a waste-to-energy project with Georgia-Pacific. +$14M in project procurement.

We are passionate to provide a sustainable solution to individuals who lack access to electricity. We have a patented combustion process that distinguishes us from other technologies, and an expert team passionate

about the impact we can have.



Stefano Alva Chief Financial Officer

Awarded EPA grant. Inducted FTF in 4 accelerators program that provided funding. Enabled FTF to access sponsored work space, and employees. Produced commercially compliant fuel from biomass waste, certified by third party laboratory



Mark DeSantis Board Member

CEO of Bloomfield Robotics. +$100M in exits. including BMW, GE and Michelin. Expert in ag-tech and energy, with a successful track record of commercialization of new technology. Adjunct Professor at Carnegie-Mellon University



Stan Fischer Business Development Advisor

VP of Sales of Vestlynx. $180M in exits, including an IPO. Serial Entrepreneur, experience in high-tech sales. Drives business development through client, investor and partner outreach.



Will McKnight Chief Revenue Officer

Working with patented combustion process for 10+ year. Runs $15M/year sales department for Schneider Electric. Travelled to Nigeria to obtain $1.2M contract with the University of Calabar.

Why Farm to Flame Energy?

13% of the world still lacks access to reliable electricity, and their best alternative is expensive, polluting and toxic backup diesel generators.

Farm to Flame's smokeless generators provide sustainable electricity at half the cost of diesel generators.

$5-$10 trillion of fossil fuel generation assets are bound to be decommissioned in the next 15 years, in order to meet the sustainability goals set by the U.S. and E.U. in order to prevent a climate catastrophe.

Farm to Flame Energy is uniquely positioned to provide the 24-hour renewable power needed to displace fossil fuel use.


FARM TO FLAME ENERGY
Farm to Flame Energy
Clean and affordable energy from biomass waste

Farm to Flame Energy provides renewable electricity to medium and large commercial operations using smokeless and odorless biomass electricity generators. Biomass refers to plant-based materials that can be used to create heat or electricity. We create fuel for our electricity generators, using biomass waste like woody debris, dry crop waste, and yard trimmings.

Our mission is to replace dirty fossil fuel backup generators

Our mission is to replace dirty fossil fuel backup generators.


OUR SUPPORT
OUR INVESTORS
EPA
Richard King Mellon Foundation
RKM
NYSERDA
NYSERDA
New Jersey CSIT Commission on Science, Innovation and Technology
NJ CSIT
OUR PILOT PARTNERS
Georgia-Pacific
GEORGIA-PACIFIC
PGH LAB
PITTSBURGH
NEWLAB
NEW YORK CITY
AClime VT
VERMONT
ACCELERATORS & INCUBATOR
REACH
SyracuseCoE
Koffman Southern Tier Incubator
FOREST PRODUCTS ACCELERATOR

Farm to Flame is supported by world-renowned organizations such as the Environmental Protection Agency and Georgia-Pacific. Our lead investor is social impact fund, the Richard King Mellon Foundation. This network has set us on track to deploy commercial units over the next 18-months, providing our clients in the Northeast U.S. with reliable clean energy.

The problem we solve


FARM TO FLAME ENERGY
1 BILLION PEOPLE LACK RELIABLE ELECTRICITY
Expensive and polluting Diesel Generators are the most popular solution
Intermmitent solar and wind power can't replace fossil fuel generators
22m diesel generators will be replaced in Nigeria in the next 10 years

Electricity is a crucial part of every countries' economy, and lacking access to it prevents them from improving their healthcare, education and from increasing their productivity.

Such is the case of Nigeria. 86% of businesses own diesel generators, in order to continue operating when the grid fails. On average, there are daily blackouts that last 12+ hours. **The fumes from these diesel generators cause 1,500 deaths per year, just in Nigeria.**

Solar alone can't solve this problem. Businesses need power when the sun is not shinning and batteries are cost prohibitive. .

The opportunity we see


FARM TO FLAME ENERGY
NO RENEWABLE SOLUTION IN THE MARKET CAN
That can affordably displace backup diesel generators
BIOGAS


Bio-digesters rely on unscalable methane creation methods
Pairing renewables with batteries is prohibitively expensive (3X fossil fuels)

Until now, there were no solutions in the market that can effectively replace diesel generators.

Batteries enables businesses with solar panels to access 24-hour power; however, it increases the cost of electricity by 50% vs diesel generators ($0.45/kWh vs $0.30/kWh). This cost is expected to rise due to the shortage of battery raw-materials.

Bio-digestors rely on capturing methane from biomass decomposition. This process is complex, labor intensive and does not provide extensive fuel flexibility. For this reason, there are no automated bio-digesters that have scaled to date.

Our innovation


FARM TO FLAME ENERGY
PLUG-AND-PLAY ELECTRICITY GENERATOR
provides affordable and renewable baseload power
Smokeless patented combustion process enables the use of biomass waste as fuel

Farm to Flame's solution is a biomass electricity generator that provides renewable electricity directly to our clients. The Farm to Flame (FTF) Generator is placed in a weatherproof shipping container that enables fast and efficient deployment.

The FTF Generator is installed at our clients site, alongside a storage tank that disburses the fuel as needed. The operation is completely automated, and remotely monitored, so that the client does not need to interact with the generator.



This is our generator! Our patented combustion process outputs heat to create steam. The steam boiler, alternator and recirculation tank set-up is the same used by natural gas and coal power plants.

used by natural gas and coal power plants.

The Generator can output 220MWh per year. **At a $0.15/kWh PPA, it's $33,000/year in recurring revenue, of which $19,000/year would be profit.**

The generator will be deployed at our client's site, Think and Grow Farms in New Jersey. Think and Grow Farm's lacked grid connectivity, wanted to power their operations with renewable energy and productively repurpose their biomass waste.



This is our fuel processor! It transforms mixed biomass waste to a dry, uniform micron-sized powder that is used by our generators to create electricity. This machinery is currently housed in our manufacturing space in Duquesne, PA.

Our processor has the unique advantage of creating fuel from feedstocks that are typically unsuitable for electricity generation. **We can make fuel from:**

- Woody Debris such as hardwood and softwood. It is common for landscaping and pallet companies to pay to dispose this type of waste in landfills.

-Primary Grain waste incoming from farming operations. Tested feedstocks include hemp, hay, corn stover, husk, bamboo & miscanthus

- Yard Trimmings such as branches and leaves. Landscaping companies produces these on a regular basis and pay to get rid of them at the landfill.

Why our clients choose us


FARM TO FLAME ENERGY
30% DECREASE IN CLIENT'S ENERGY BILL
while protecting them against power outages
On-site energy for commercial operations
Power Purchase Agreement @ $0.15/kWh

We are targeting commercial operations that suffer from high electricity rates, to provide them with a substantial decrease in their monthly bills.

We also work with client's that suffer from power outages, enabling them to achieve energy independence, while saving them money from displacing diesel generators.

generators.

Impacting the Community


FARM TO FLAME ENERGY
CIRCULAR ECONOMY BENEFITS TO THE COMMUNITY
enables city to meet sustainability and climate change goals
CH_4
Clean-tech jobs for local workers
Preventing landfill methane emissions

The environmental impact and community benefits of our technology has enabled Farm to Flame Energy to raise funding from social impact funds and federal organizations (click links below to read more).

The Richard King Mellon Foundation invested $200,000, through a funding round designed to support socially responsible companies. We are creating clean-tech jobs in the Pittsburgh area, enabling us to provide transition opportunities to workers that were previously part of the coal industry.

The Environmental Protection Agency awarded us $100,000, through a competitive innovation program aiming to create new uses for non-hazardous materials. We worked alongside the EPA for 6-months to build and test our current 30KW Generator. Our incubation partner, the Syracuse Center of Excellence, matched this investment with an innovation fund grant.

The NJ Commission of Science awarded $75,000, to support the development of clean technologies that can positively benefit the state. Their funds enabled FTF to tailor the FTF Generator to our New Jersey greenhouse client, Think and Grow Farms.

Our Network

We are partnered with organizations that are helping us commercialize our technology, access funding and identify pilot projects. Click links below to read more:

NewLab inducted Farm to Flame as part of their Founder Fellowship program to work at the Brooklyn Navy Yard, which opened doors of us to work together with them on pilot projects.

REACH Accelerator is sponsored by the Department of Energy, partnered with the Colorado State University (CSU), a hub for biomass energy technology development. They provide $50,000 towards in-kind services to Farm to Flame.

PGH LAB is a program from the City of Pittsburgh focused on piloting innovative technology. Through the program, we received an electric vehicle charger to pilot the use of FTF Generators as electric vehicle charging stations to provide energy for the city-owned electric fleet.

New York State Energy Research and Development Authority enables us to access sponsored interns and mentors. Koffman Southern Tier Incubator and Scale for Climate Tech are working with us to refine our manufacturing strategy, alongside providing working capital funding.

DeltaClimeVT is sponsored by Vermont Utility companies. They chose Farm to Flame Energy to deploy pilot projects within the state of Vermont. Their electricity rates are >$0.18/kWh and so we can provide clients in this area with substantial savings while helping the utilities meet growing supply needs.

The trillion dollar market we tackle


PILOT MARKET
Organizations with high energy costs, producing biomass waste & pressured by governing bodies.
$1B/year opportunity
NORTHEAST UNITED STATES
• Pilot customers ensure FTF technology is tested and ready for deployment in developing world
• 1 MW of FTF Generator deployments, by serving clients in the pipeline such as Georgia Pacific, the City of Pittsburgh, Brooklyn Navy Yard & Vermont Utilities
2024 MARKET
86% of businesses in Nigeria use diesel generators +12hrs/day .
$10B/year opportunity
NIGERIA
• University of Calabar contract to replace 3.5MW of diesel generators with biomass + solar hybrid
• Growing microgrid market will open doors for electrification projects in rural communities, with the support of USAID

Prior to tackling Nigeria, FTF will deploy 1MW of pilots (e.g. 5 200KW units) in the United States. These pilots will enable FTF to prove its client benefits, standardize our generator manufacturing and fuel processing approach at scale.

Value Proposition for U.S. Clients:

Georgia-Pacific - Increase the efficiency of their generator units, and leverage their feedstock waste resources

Vermont Utilities - Provide affordable renewable power to support their transition away from fossil fuels

Brooklyn Navy Yard - Local Law 97 banned natural gas installations in buildings. Their high electricity costs ($0.27/kWh) enable us to provide 40% savings on their energy bill.

City of Pittsburgh - Need of carbon-neutral electric vehicle charging stations, while helping them achieve reduction in wood waste disposal costs up to $130K/year.


WHY NIGERIA?
Daily power outages that last an average of 12 hours/day
22 million backup generators spend $17 Billion/year in fuel
Biggest economy in Africa
The Farm to Flame team has been working in Nigeria since inception, and has lined up partnerships to thoughtfully bring reliable energy to commercial partners.

The long-term market opportunity that Farm to Flame is pursuing lies in the developing world, beginning with Nigeria. Nigeria is the biggest and most developed economy in Africa, yet lacks the grid infrastructure necessary for its

citizens to access reliable electricity.

We will start by replacing 3.5MW of diesel generators at the the University of Calabar, and expand to service the millions of businesses that use large diesel generators on a daily basis.

Farm to Flame travelled to Nigeria in 2019 and 2020 to build these relationships.

In our 2019 trip, we experienced poor air quality created from the diesel generators. These unbearable emissions are part of their every-day life, which results in over **1,500 deaths per year in Nigeria**

In our 2020 trip, we returned to Nigeria to convert the letter of interest we had with The University of Calabar to a contract. We will replace 3.5MW of diesel generators, with a biomass + solar hybrid system that allows the university to run off-grid at half the cost of diesel. FTF will provide a $1.5M/year savings, while earning $3.5M/year in recurring revenue.

We've incorporated in Nigeria, and built a network of engineers, real estate agents and human resource specialists that help us stay in contact with these organizations.

Competitive Advantage


FARM TO FLAME ENERGY
FARM TO FLAME VS OTHER ON-SITE GENERATORS
for commercial operations transitioning to renewable off-grid operations
FARM TO FLAME ENERGY
DIESEL GENERATORS
SOLAR + STORAGE
ANAEROBIC DIGESTORS
AFFORDABLE
SUSTAINABLE
SCALABLE
X
X
X
X
X
X

Farm to Flame is uniquely positioned to provide the most competitive solution to clients looking to run operations off-grid, while transitioning away from fossil fuels. Our patented combustion process allows a complete combustion that maximizes thermal efficiency, and reduces Carbon Monoxide levels <50ppm, eliminates Volatile Organic Contents and the toxic emissions that are typically present when burning biomass.

Diesel Generators run at $0.30/kWh, and so they are 2X more expensive than FTF Generators. The toxic emissions caused from combustion are health hazardous, and ~1.5kg of CO2 are released per kWh. They are the most popular solution due to the convenience of accessing diesel from any gas station.

Natural Gas generators output 0.6 kg of CO2 per KWh. Although they are more affordable than diesel generators, the need for pipeline infrastructure to distribute the natural gas prevents this fossil fuel from being ubiquitously used in the developing world.

Anaerobic Digestors (or bio-digesters) rely on creating methane from biomass decomposition. Predicting biomass decomposition is extremely complicated and dangerous to do at scale, which has resulted in multi-million dollar companies like Harvest Power to fail in the past. Anaerobic digestion is better suited for processing other types of organic waste, such as food scraps, manure and sewage sludge.

Solar + Storage costs >$0.45/kWh when used for 24-hours. This prevents current diesel generator users to switch to renewable options. The intermittency of solar is not capable of delivering the reliable base load power that businesses need to operate when the grid fails. The use of conflict minerals to create batteries has resulted in a shortage of raw materials, which is causing a rising trend in the cost storage ($130/kWh in 2021 vs $135/kWh).

Project Economics



Project Cashflow
200KW FTF GENERATOR
$0.15/KWH AND 20-YEAR PPA
FARM TO FLAME ENERGY
FUNDING OUR OWN PROJECTS
$600,000 in upfront costs for FTF
• ($3,000/KW * 200KW)
$223,380/year recurring revenue
• (1.49GWh/year * $0.15/kWh)
$84,000/year operating expenses
• (1200 tons/year of fuel @ $70/ton)
$139,380/year in profit
• 23% Internal Rate of Return
LEVERAGING PROJECT FINANCE
$180,000 in upfront costs for FTF
• ($3,000/KW * 200KW * 30%)
$223,380/year in recurring revenue
• (1.49GWh/year * $0.15/kWh)
$84,000/year in operating expenses
• (900 tons/year of fuel @ $70/ton)
$68,350/year loan re-payment
• $420,000 loan for 10 years @ 15% interest
$71,000 in annual profit
• 38% Internal Rate of Return

Forward-looking projections are not guaranteed.

The following is the cashflow associated with a 200KW FTF Project.

Upon FTF self-funding a 200KW Generator, FTF receives ~$139,380/year in profit from an $600,000 initial investment. **This 23% IRR is more than the standard return for solar project in the U.S. (13%) and mini grid projects in Nigeria. (15%)**

The long-term strategy is to replicate the approach of solar project developers, in which project finance is leveraged to deploy revenue generating assets.

In order to access affordable project finance, FTF needs to build a record of revenue from similar projects. These will allow us to access more competitive debt and continue growing organically.

Traction



FARM TO FLAME ENERGY
TRACTION & ROADMAP
1 MW of FTF Generators in the U.S. ensures our technology is tested and ready to be deployed globally
2021
Q1 2022
Q3 2022
Q1 2023
Q1 2024
R&D Grants EPA SBIR & NJ CSIT
RKM Investment & 2 PPAs signed
30KW unit Deployment
200KW unit Deployment U.S. Northeast
750KW U.S. expansion & Nigeria set-up

Forward-looking projections are not guaranteed.

Demonstrating our technology through our initial pilot and R&D projects allowed us to secure the clients, equipment suppliers and feedstock necessary to continue deploying FTF Generators.

The funding capital raised will enable Farm to flame to service the clients that are waiting for our solution.

Funding Strategy


$535,000 SEED ROUND
12 MONTH GROWTH CAPITAL TO DEPLOY 230KW OF FTF GENERATORS
INSTALL 30KW FTF GENERATOR
$100,000
• Paid pilot to be deployed at Think and Grow Farms, NJ
200KW UNIT UPFRONT CAPITAL
$180,000
• 30% of capital cost of the next 200KW FTF Generator
SALARIES + STARTUP COSTS
$255,000
• 3 engineers + 1 Biz Dev
• Rent + insurance
• 12 months of runway at $25K/month burn rate

7.5% of funds raised will go towards the Wefunder intermediary fee.

This funding round will be fulfilled through Wefunder, institutional investors (e.g. the Richard King Mellon Foundation), angels participating in our investment syndicate through NewLab, and non-dilutive opportunities.

At the end of the 12-months following the raise, Farm to Flame will have 230KW of capacity deployed through 2 locations. At this point, we will have ~$250K in annual recurring revenue, and be in an ideal position to pursue a series A round to accelerate growth. (not guaranteed)

Exit


EXIT STRATEGY
In 2028, FTF will have 100MW of capacity deployed, and be generating $100M/year in stable recurring revenue.
YEAR 2024 2025 2026 2027 2028
CAPACITY 1MW 5MW 15MW 45MW 100MW
A.R.R. $1M $4M $12M $36M $100M
Comparable energy companies with +$100M/year in revenue have exits in the +$1B range. 125X return for WeFunder investors

Forward-looking projections cannot be guaranteed.

Farm to Flame will work arduously to provide its early investors meaningful returns. Exit options include M&A with energy conglomerates, or creating our path towards IPO.